United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
FNBH BANCORP INC – FNHM
(Name of Issuer)
Common Stock, No Par value
(Title of Class of Securities)
302528104
(CUSIP Number)
Stanley B. Dickson, Jr.
Moross LP
1380 East Jefferson Ave.
Detroit,  MI  48207
313-259-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302528104

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  MOROSS LIMITED PARTNERSHIP
  38-3326454

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  WC

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  240,435

  Shared Voting Power

  0

  Sole Dispositive Power

  240,435

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  240,435

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  7.71

  Type of Reporting Person (See Instructions)

  PN

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of FNBH Bancorp, Inc., a Michigan corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 E. Grand River Avenue, Howell, Michigan 48843.

Moross Limited Partnership (the “Reporting Person”) is a Michigan limited partnership comprised of its general partner, Pacesetter Management, Inc., a Michigan corporation (“Pacesetter”) and a limited partner, Windmill Trust.

Item 2. Identity and Background

  Name

  The name of the person filing this statement is Moross Limited Partnership. Pacesetter is the general partner of the Reporting Person, its President is Stanley B. Dickson, Jr. (“Mr. Dickson”).

  Residence or Business Address

  The business address of the Reporting Person is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Pacesetter is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Mr. Dickson is 1380 East Jefferson Ave. Detroit, Michigan 48207.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Not applicable as to the Reporting Person and Pacesetter. Mr. Dickson’s principal occupation is Attorney and Certified Public Accountant. Mr. Dickson’s principal place of business is 1380 East Jefferson Ave. Detroit, Michigan 48207.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the past five years, the Reporting Person, Pacesetter, and Mr. Dickson have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the past five years, the Reporting Person, Pacesetter, and Mr. Dickson have not been a party to a cavil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  f) Mr. Dickson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 240,435 shares purchased by the Reporting Person was approximately $657,330. The source of funding for the purchase of these shares of Common Stock was the general working capital of Moross LP.

Item 4. Purpose of Transaction

The shares of Common Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. At this time, the Reporting Person has not formulated any plans or proposals which would result in the following:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

  Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  As of February 25, 2009, the Reporting Person beneficially owned 240,435 shares (or approximately 7.71% of the outstanding shares) of FNHM Common Stock, which percentage is based on a total of 3,118,235 shares of Common Stock outstanding.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The Reporting Person has the sole power (and no shared power) to vote or dispose or direct the disposing of shares owed by such reporting person.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Not applicable

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings of relationships (legal of otherwise) among the persons and/or entities named in Item 2 and between such persons and/or entities and any person with respect to the shares of Common Stock the subject of this Statement, including but not limited to transfer or voting of such shares of Common Stock, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 02, 2009
Date
/s/ Stanley B. Dickson, Jr.
Signature
Stanley B. Dickson, Jr.
President of Pacesetter Management, Inc., Sole General Partner
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)